Exhibit 12

MGM RESORTS INTERNATIONAL

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands)
Earnings:
Income (loss) from continuing operations before income taxes and (income) loss from unconsolidated affiliates	$435,761	$202,550	$(1,585,912)	$2,860,981	$(2,047,756)
Fixed charges (see below)	846,321	862,417	1,117,327	1,086,865	1,113,580
Distributed income from unconsolidated affiliates	15,700	17,038	23,000	63,013	341,186
	1,297,782	1,082,005	(445,585)	4,010,859	(592,990)
Capitalized interest	(29,260)	(5,070)	(969)	(33)	-
	1,268,522	1,076,935	(446,554)	4,010,826	(592,990)
Fixed charges:
Interest expense, net(a)	$817,061	$857,347	$1,116,358	$1,086,832	$1,113,580
Capitalized interest	29,260	5,070	969	33	-
	846,321	862,417	1,117,327	1,086,865	1,113,580
Ratio of earnings to fixed charges	1.50x	1.25x	(b)	3.69x	(b)
Deficiency	$-	$-	$1,563,881	$-	$1,706,570

(a)	Interest expense does not include the interest factor of rental expense as these amounts are not material.
(b)	Earnings were inadequate to cover fixed charges.